Contact

www.linkedin.com/in/mark-glasgold-md-b1ab7b63 (LinkedIn)
www.glasgoldgroup.com (Company)
www.pipelinemedical.com (Company)

Top Skills

Medicine

Healthcare

Clinical Research

mark glasgold md

Facial Plastic Surgeon Glasgold Group
Princeton, New Jersey, United States

Experience

Glasgold Group Plastic Surgery
Facial plastic surgeon
June 1995 - Present (29 years 11 months)

Koios Medical
Chairman Of The Board
July 2017 - Present (7 years 10 months)
New Jersey

Pipeline Medical
Founder and CEO
2012 - June 2017 (5 years)

Education

Jefferson Medical College of Thomas Jefferson University
Doctor of Medicine (MD) · (1984 - 1988)

Rutgers University
Master of Science (MS), Biomedical/Medical Engineering · (1989 - 1991)

Duke University
Bachelor of Arts (B.A.), Economics and Religion · (1980 - 1984)

Highland Park High School